Exhibit 99.1

PRESS RELEASE

SMX ISSUES SHAREHOLDER ADVISORY TO PROVIDE GUIDANCE AND BEST

PRACTICES TO PREVENT STOCK LOANS TO SHORT SELLERS

NEW YORK, April 5, 2023 – In its continuing efforts to establish a sound foundation for its recent entry into the US public markets, and to help prevent illegal “naked” short selling and other abusive trading practices, SMX (Security Matters) plc (NASDAQ:SMX; SMXWW) is providing this informational release and recommended guidance to its valued shareholders.

SMX management believes that all holders of its ordinary shares should hold their SMX shares in a TYPE 1 CASH ACCOUNT. Many market participants unknowingly keep fully paid shares like SMX’s ordinary shares in a Type 2 Margin Account along with other securities they own on margin.

This creates an opening for short sellers to borrow SMX shares to short the Company, which could be resulting in downward pressure on SMX shares. SMX has been advised that according to every brokerage firm’s customer agreement, the broker can lend out ANY shares in a shareholder’s account as collateral for extending a margin loan. Even though an SMX shareholder may not own SMX shares on margin, the brokerage firm can legally lend any position in a shareholder’s Type 2 Margin Account.

To prevent this, retail shareholders can contact their brokerage firm in writing and instruct them to hold their SMX ordinary shares in TYPE 1 CASH ACCOUNTS ONLY. Suggested instructions to a shareholder’s broker may include: “Please be advised that I wish to hold my SMX shares in a Type 1 cash account. Please also add a memo note indicating “Do Not Lend.” Please confirm you are in receipt of this communication and my instructions have been carried out.”

Senior management of SMX are instructing their brokers to adhere to this guidance, and recommend that the Company’s insiders and public shareholders do the same. With the help of its valued shareholders, SMX is striving to be best positioned to deliver long-term shareholder value.

—Ends—

For further information contact:

INVESTOR RELATION ENQUIRIES

Eric Dusansky

Inflection Partners, New Orleans, USA

P: +1 917 420 1309 or +1 504 381 4603

E: eric@inflectionpartnersllc.com

SMX GENERAL ENQUIRIES

E: info@securitymattersltd.com

About SMX

As global businesses faces new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,”

| C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	1

PRESS RELEASE

“expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: matters relating to the Company’s fight against abusive and possibly illegal trading tactics against the Company’s stock; successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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| C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	2